Exhibit 99.1

OPC announces Electricity Authority’s decision to grant a generation license and a supply license to OPC-Hadera

Singapore, July 1, 2020. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) is announcing that its subsidiary OPC Energy Ltd. (“OPC”) announced that the Electricity Authority published a resolution to grant OPC-Hadera Ltd. (“OPC-Hadera”), a wholly owned subsidiary of OPC, a generation license and a supply license to the Hadera power plant with a capacity of 144MW. The licenses will become valid after the approval of the Minister of Energy (which has yet to be provided) and deposit of relevant guarantees, and will expire after 20 years. Following the grant of the licenses, OPC-Hadera will commence commercial operations.

During the upcoming year, the Hadera power plant’s EPC contractor is expected to replace or refurbish certain components of the Hadera power plant’s gas turbines, over a cumulative period of approximately one month. During this period, the power plant is expected to operate on a partial basis.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC-Hadera’s generation and supply licenses, including statements with respect to their pending validity and expiration, expected commencement of OPC-Hadera’s commercial operations, and the expected timing, duration and effect of the EPC contractor’s work on the Hadera power plant. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including the risk that the licenses do not become valid as expected or under the described terms, OPC-Hadera’s commercial operation date is delayed, or the EPC contractor’s work is not carried out as described or with the expected effects on the power plant’s operations, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.